

February 14, 2012

Via E-mail
Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

    Re: **Owens & Minor, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2010
          Filed February 25, 2011
          File No. 001-09810

Dear Mr. Smith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining